UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Sunlands Technology Group (f/k/a Sunlands Online Education Group)
(Name of Issuer)

Class C Ordinary Shares, $0.0005 par value
(Title of Class of Securities)

86740P108
(CUSIP Number)

         December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 86740P108	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Tongbo Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,052,504 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 513,114 (2)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,504 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.16%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of (i) 355,306 Class C ordinary shares held by SCuPt Global Limited, a company wholly owned by Mr. Tongbo Liu; (ii) 127,426 Class C ordinary shares held by TheTwinPeak Limited, ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 569,772 Class C ordinary shares held by Studyvip E-learning Limited, in which Mr. Tongbo Liu has an ownership interest and over all of which shares Mr. Tongbo Liu has voting power.

(2) Consists of (i) 355,306 Class C ordinary shares held by SCuPt Global Limited, a company wholly owned by Mr. Tongbo Liu; (ii) 127,426 Class C ordinary shares held by TheTwinPeak Limited, ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 30,382 Class C ordinary shares held by Studyvip E-learning Limited.

CUSIP No. 86740P108	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Studyvip E-learning Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 569,772
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 30,382
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,772
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.16%
12	TYPE OF REPORTING PERSON* FI

CUSIP No. 86740P108	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON SCuPt Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 355,306
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 355,306
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,306
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.83%
12	TYPE OF REPORTING PERSON* FI

CUSIP No. 86740P108	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer:

Sunlands Technology Group

(b)	Address of Issuer’s Principal Executive Offices:

Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District,
Beijing, 100012, the People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Tongbo Liu

Studyvip E-learning Limited

SCuPt Global Limited

(b)	Address of Principal Business Office or if none, Residence:

c/o Sunlands Technology Group

Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District,
Beijing, 100012, the People’s Republic of China

(c)	Citizenship:

Tongbo Liu – People’s Republic of China

Studyvip E-learning Limited – British Virgin Islands

SCuPt Global Limited – British Virgin Islands

(d)	Title of Class of Securities:

Class C Ordinary Shares, $0.0005 par value

(e)	CUSIP Number:

86740P108

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tongbo Liu – 1,052,504 shares. Consists of (i) 355,306 Class C ordinary shares held by SCuPt Global Limited, a company wholly owned by Mr. Tongbo Liu; (ii) 127,426 Class C ordinary shares held by TheTwinPeak Limited, ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 569,772 Class C ordinary shares held by Studyvip E-learning Limited, in which Mr. Tongbo Liu has an ownership interest and over all of which shares Mr. Tongbo Liu has voting power.

Studyvip E-learning Limited – 569,772 Class C ordinary shares.

SCuPt Global Limited – 355,306 Class C ordinary shares

Tongbo Liu has voting power over the shares owned by Studyvip E-learning Limited and voting and dispositive power over the shares owned by SCuPt Global Limited.

CUSIP No. 86740P108	13G	Page 6 of 8 Pages

(b)	Percent of Class:

Tongbo Liu – 26.16%

Studyvip E-learning Limited – 14.16%

SCuPt Global Limited – 8.83%

The foregoing percentages are based on 4,023,028 Class C ordinary shares outstanding as of January 29, 2020.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tongbo Liu – 1,052,504 shares. Consists of (i) 355,306 Class C ordinary shares held by SCuPt Global Limited, a company wholly owned by Mr. Tongbo Liu; (ii) 127,426 Class C ordinary shares held by TheTwinPeak Limited, ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 569,772 Class C ordinary shares held by Studyvip E-learning Limited, in which Mr. Tongbo Liu has an ownership interest and over all of which shares Mr. Tongbo Liu has voting power.

Studyvip E-learning Limited – 569,772 Class C ordinary shares.

SCuPt Global Limited – 355,306 Class C ordinary shares

(ii)	shared power to vote or to direct the vote:

Tongbo Liu – 0 shares.

Studyvip E-learning Limited – 0 shares.

SCuPt Global Limited – 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Tongbo Liu – 513,114 shares. Consists of (i) 355,306 Class C ordinary shares held by SCuPt Global Limited, a company wholly owned by Mr. Tongbo Liu; (ii) 127,426 Class C ordinary shares held by TheTwinPeak Limited, ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 30,382 Class C ordinary shares held by Studyvip E-learning Limited.

Studyvip E-learning Limited – 569,772 Class C ordinary shares.

SCuPt Global Limited – 355,306 Class C ordinary shares

CUSIP No. 86740P108	13G	Page 7 of 8 Pages

(iv)	shared power to dispose or to direct the disposition of:

Tongbo Liu – 0 shares.

Studyvip E-learning Limited – 0 shares.

SCuPt Global Limited – 0 shares

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 86740P108	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

/s/ Tongbo Liu
Tongbo Liu

STUDYVIP E-LEARNING LIMITED

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Director

SCUPT GLOBAL LIMITED

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Director

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class C Ordinary Shares, of Sunlands Technology Group, a Cayman Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2020.

/s/ Tongbo Liu
Tongbo Liu

STUDYVIP E-LEARNING LIMITED

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Director

SCUPT GLOBAL LIMITED

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Director